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            OMB APPROVAL
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OMB Number:  3235-0518
Expires:  March 31, 2005
Estimated average burden
hours per response: 125
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                     FORM CB

                 TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

                           (Amendment No. ___________)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) |_|

Securities Act Rule 802 (Exchange Offer) |X|

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) |_|

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) |_|

Exchange Act Rule 14e-2(d) (Subject Company Response) |_|


                       Petrobras Distribuidora S.A. -- BR
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                            (Name of Subject Company)


                                 Not Applicable
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      (Translation of Subject Company's Name into English (if applicable))


                          Federative Republic of Brazil
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        (Jurisdiction of Subject Company's Incorporation or Organization)


                      Petroleo Brasileiro S.A. -- PETROBRAS
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                       (Name of Person(s) Furnishing Form)


  American Depositary Shares representing preferred shares, without par value, of Petrobras Distribuidora S.A.-- BR
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                     (Title of Class of Subject Securities)


                                 Not Applicable
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              (CUSIP Number of Class of Securities (if applicable))


                                 Theodore Helms
                      Petroleo Brasileiro S.A. -- PETROBRAS
                     1330 Avenue of the Americas, 16th Floor
                          New York, New York 10019-5422
                                 (212) 829-1517
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 (Name, Address (including zip Code) and Telephone Number (including area code)
                 of Person(s) Authorized to Receive Notices and
                  Communications on Behalf of Subject Company)


                                November 8, 2002
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                  (Date Tender Offer/Rights Offering Commenced)


* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

I. Eligibility Requirements for Use of Form CB

     A. Use this Form to furnish information pursuant to Rules 13e-4(h)(8), 14d-1(c) and 14e-2(d) under the Securities Exchange Act of 1934 ("Exchange Act"), and Rules 801 and 802 under the Securities Act of 1933 ("Securities Act").

          Instructions: 1. For the purposes of this Form, the term "subject company" means the issuer of the securities in a rights offering and the company whose securities are sought in a tender offer.

               2. For the purposes of this Form, the term "tender offer" includes both cash and securities tender offers.

     B. The information and documents furnished on this Form are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

II. Instructions for Submitting Form

     A. You must furnish five copies of this Form and any amendment to the Form (see Part I, Item 1.(b)), including all exhibits and any other paper or document furnished as part of the Form, to the Commission at its principal office. Each copy must be bound, stapled or otherwise compiled in one or more parts, without stiff covers. The binding must be made on the side or stitching margin in such manner as to leave the reading matter legible.

     B. The persons specified in Part IV may manually sign the original and at least one copy of this Form any amendments. You must conform any unsigned copies. Typed signatures are acceptable so long as manually signed copies are retained by the filing person for five years.

     C. You must furnish this Form to the Commission no later than the next business day after the disclosure documents submitted with this Form are published or otherwise disseminated in the subject company's home jurisdiction.

     D. In addition to any internal numbering you may include, sequentially number the manually signed original of the Form and nay amendments by handwritten, typed, printed or other legible form of notation from the first page of the document through the last page of the document and any exhibits or attachments. Further, you must set forth the total number of pages contained in a numbered original on the first page of the document.

III. Special Instructions for Complying with Form CB

     Under Sections 3(b), 7, 8, 10, 19 and 28 of the Securities Act of 1933, and Sections 12, 13, 14, 23 and 36 of the Exchange Act of 1934 and the rules and regulations adopted under those Sections, the Commission is authorized to solicit the information required to be supplied by this form by certain entities conducting a tender offer, rights offer or business combination for the securities of certain issuers.

     Disclosure of the information specified in this form is mandatory. We will use the information for the primary purposes of assuring that the offeror is entitled to use the Form and that investors have information about the transaction to enable them to make informed investment decisions. We will make this Form a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

     Because of the public nature of the information, the Commission can use it for a variety of purposes. These purposes include referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.

                  PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

     (a) You must attach to this Form the entire disclosure document or documents, including any amendments thereto, in English, that you have delivered to holders of securities or published in the subject company's home jurisdiction that are required to be disseminated to U.S. security holders or published in the United States. The Form need not include any documents incorporated by reference into those disclosure document(s) and not published or distributed to holders or securities.

     (b) Furnish any amendment to a furnished document documents to the Commission under cover of this Form. Indicate on the cover page the number of the amendment.

Item 2. Informational Legends.

     You may need to include legends on the outside cover page of any offering document(s) used in the transaction. See Rules 801(b) and 802(b).

          Note to Item 2: If you deliver the home jurisdiction document(s) through an electronic medium, the required legends must be presented in a manner reasonably calculated to draw attention to them.

                  PART II - INFORMATION NOT REQUIRED TO BE SENT
                               TO SECURITY HOLDERS

     The exhibits specified below must be furnished as part of the Form, but need not be sent to all security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.

     (1) Furnish to the Commission any reports or information (in English or an English summary thereof) that, in accordance with the requirements of the home jurisdiction, must be made publicly available in connection with the transaction but need not be disseminated to security holders.

     (2) Furnish copies of any documents incorporated by reference into the home jurisdiction document(s).

     (3) If any name is signed to this Form under a power of attorney, furnish manually signed copies of the power of attorney.

                    PART III - CONSENT TO SERVICE OF PROCESS

     (1) When this Form is furnished to the Commission, the person furnishing this Form (if a non-U.S. person) must also file with the Commission a written irrevocable consent and power of attorney on Form F-X.

     (2) Promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the Form F-X.

                              PART IV - SIGNATURES

     (1) Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person's authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative's authority with the Form.

     (2) Type or print the name and any title of each person who signs the Form beneath his or her signature.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     /S/ JOAO PINHEIRO NOGUEIRA BATISTA
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                                  (Signature)

     Joao Pinheiro Nogueira Batista, Director of Finance and Investor Relations
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                                (Name and Title)


     November 8, 2002
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                                     (Date)